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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On February 4, 2002, HP issued the following press release.


HP FIRST QUARTER RESULTS TO EXCEED CURRENT ANALYST EPS ESTIMATES SUBSTANTIALLY

PALO ALTO, Calif., Feb. 4, 2002 -- Hewlett-Packard Company (NYSE:HWP) today announced it will exceed previous guidance for its first fiscal quarter ending Jan. 31, 2002.

The company's previous first quarter guidance provided Nov. 14, 2001, was for revenues to be down slightly from the fourth quarter due to normal seasonal effects, with gross margins and expenses to be approximately flat with the fourth quarter.

Based on an uptick in consumer demand in both personal computers and imaging and printing solutions, the company now expects to report revenues that are up moderately over the fourth quarter. Because of a continued sharp focus on cost structures and expenses, HP now expects a measurable increase in gross margins with expenses approximately flat with fourth quarter levels. As a result, HP expects to report earnings per share at a level substantially above current consensus analyst estimates of 16 cents.

"Economic conditions around the world continue to be challenging, but consumer technology spending is clearly showing some strength," said Carly Fiorina, HP chairman and chief executive officer. "As a result, we are seeing better than expected revenues in our PC and imaging and printing businesses. We are not relenting on the expense side and continue to take decisive actions to improve our cost structure. Gross margins have improved in our PC and imaging and printing businesses, as well as in our services business.

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"These results demonstrate that we are focused on our customers and executing well. We remain convinced that we are up to the task of successfully integrating Compaq and creating a powerful new HP," said Fiorina.

The company also announced that it will host its next semi-annual meeting for security analysts on Feb. 27, 2002, at the New York Hilton hotel.

First quarter results will be reported after the market closes on Feb. 13, 2002, and the company will hold its regularly scheduled conference call that afternoon.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.
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Editorial Contacts:

Dave Berman, HP
+1 650 857 7277
dave berman@hp.com
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Rebeca Robboy, HP
+1 650 857 2064
rebeca robboy@hp.com
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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 31, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.